The Funds held a special meeting of shareholders on June 16, 2008 relating to the election of trustees. The shareholders elected Elizabeth D. Obershaw and Joseph G. Uzelac as Trustees of the Trust. A total of 60,429,072 shares were represented at the meeting, either in person or by proxy, constituting 83.1% of the shares eligible to vote.   The voting results were as follows:

	For	Withheld

Elizabeth D. Obershaw	59,371,563	1,057,509
Joseph G. Uzelac	59,981,897	447,175